EXHIBIT 99.1

                            CENES PHARMACEUTICALS PLC

                           (All amounts in thousands)

                              (In Pounds Sterling)





July 15, 2002




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549
United States








Re: Arthur Andersen



Ladies and Gentlemen:



Arthur Andersen has represented to CeNeS Pharmaceuticals plc that its audit was subject to the firm's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of U.S. national office consultation. The availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit is not relevant to this audit.


Sincerely,



/s/ Neil Clark

Neil Clark
Finance Director and Chief Operating Officer



                                        1